                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*

                                   PENGE CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   70705P 10 5
                                   -----------
                                 (CUSIP Number)

                                DECEMBER 31, 2006
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [ ]     Rule 13d-1(c)
                  [X]     Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-06)   PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
                  IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                  DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                                Page 1 of 8 Pages
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CUSIP No.  70705P 10 5


--------------------------------------------------------------------------------

1.      Names of Reporting Persons.

        I.R.S. Identification Nos. of above persons (entities only).
        KC HOLMES

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization
         UNITED STATES

Number of                  5.       Sole Voting Power               -0-
Shares Bene-
ficially                   6.       Shared Voting Power       1,748,727
Owned by Each
Reporting                  7.       Sole Dispositive Power          -0-
Person With:
                           8.       Shared Dispositive Power  1,748,727
-------------------------------------------------------------------------------

9.      Aggregate Amount Beneficially Owned by Each Reporting Person
                EACH REPORTING PERSON IS THE BENEFICIAL OWNER OF 1,748,727 SHARES OF THE COMMON STOCK.

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.     Percent of Class Represented by Amount in Row (9) 7.1%

12.     Type of Reporting Person (See Instructions) IN


                                Page 2 of 8 Pages

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CUSIP No.  70705P 10 5


--------------------------------------------------------------------------------

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only). MICHELLE HOLMES

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------

5.      Citizenship or Place of Organization
        UNITED STATES

Number of                  5.       Sole Voting Power               -0-
Shares Bene-
ficially                   6.       Shared Voting Power       1,748,727
Owned by Each
Reporting                  7.       Sole Dispositive Power          -0-
Person With:
                           8.       Shared Dispositive Power  1,748,727
-------------------------------------------------------------------------------

10.     Aggregate Amount Beneficially Owned by Each Reporting Person
                EACH REPORTING PERSON IS THE BENEFICIAL OWNER OF 1,748,727 SHARES OF THE COMMON STOCK.

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.     Percent of Class Represented by Amount in Row (9)    7.1%

12.     Type of Reporting Person (See Instructions)     IN


                                Page 3 of 8 Pages

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CUSIP No. 70705P 10 5


ITEM 1.

         (a) Name of Issuer:        PENGE CORP. (THE "COMPANY")

         (b) Address of Principal Executive Offices: 1501 NORTH FAIRGROUNDS,
                                                     MIDLAND, TX 79705

ITEM 2.

         (a) Name of Persons Filing: KC HOLMES AND MICHELLE HOLMES(THE "REPORTING PERSONS")

         (b)        Address of Principal Business Office, if none, Residence:
                    PRINCIPAL BUSINESS OFFICE OF KC HOLMES IS 1501 NORTH FAIRGROUNDS, MIDLAND, TX 79705. ADDRESS OF MICHELLE HOLMES IS 1501 NORTH FAIRGROUNDS, MIDLAND, TX 79705.

         (c)        Citizenship: UNITED STATES

         (d) Title of Class of Securities: COMMON STOCK, PAR VALUE $0.001 (THE "COMMON STOCK")

         (e)        CUSIP Number: 70705P 10 5

ITEM 3.

This statement is not filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or
(c).

ITEM 4.  OWNERSHIP

(a) Amount Beneficially Owned: AS OF DECEMBER 31, 2006, THE REPORTING PERSONS WERE THE BENEFICIAL OWNERS OF 1,748,727 SHARES OF THE COMMON STOCK.

(b)      Percent of Class: 7.1%

(c)      Number of shares as to which the person has:

         (i) Sole power to vote or to direct the vote: AS OF DECEMBER 31, 2006, NEITHER OF THE REPORTING PERSONS HAD SOLE POWER TO VOTE OR DIRECT THE VOTE OF ANY SHARES OF THE COMMON STOCK.

         (ii) Shared power to vote or to direct the vote: AS OF DECEMBER 31, 2006, THE REPORTING PERSONS SHARED THE POWER TO VOTE OR TO DIRECT THE VOTE OF 1,748,727 SHARES OF THE COMMON STOCK, OF WHICH 148,727 SHARES WERE HELD OF RECORD BY 5TH GENKI LLC, AN ENTITY OVER WHICH THE MICHELLE HOLMES EXERCISES VOTING AND INVESTMENT CONTROL, AND 1,600,000 SHARES WERE HELD OF RECORD BY THE REPORTING PERSONS' CHILDREN.

         (iii) Sole power to dispose or to direct the disposition of: AS OF DECEMBER 31, 2006, NEITHER OF THE REPORTING PERSONS HAD SOLE POWER TO DISPOSE OF OR DIRECT THE DISPOSITION OF ANY SHARES OF THE COMMON STOCK.


                                Page 4 of 8 Pages

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CUSIP No. 70705P 10 5


         (iv) Shared power to dispose or to direct the disposition of: AS OF DECEMBER 31, 2006, THE REPORTING PERSONS SHARED THE POWER TO DISPOSE OF OR TO DIRECT THE DISPOSITION OF 1,748,727 SHARES OF THE COMMON STOCK, OF WHICH 148,727 SHARES WERE HELD OF RECORD BY 5TH GENKI LLC, AN ENTITY OVER WHICH MICHELLE HOLMES EXERCISES VOTING AND INVESTMENT CONTROL, AND 1,600,000 SHARES WERE HELD OF RECORD BY THE REPORTING PERSONS' CHILDREN.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         NOT APPLICABLE.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         SEE ITEM 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         NOT APPLICABLE.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         NOT APPLICABLE.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         NOT APPLICABLE.

ITEM 10. CERTIFICATIONS

         NOT APPLICABLE.


                                Page 5 of 8 Pages

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CUSIP No. 70705P 10 5



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: FEBRUARY 12, 2007


/s/ KC HOLMES
-----------------------------
KC Holmes


DATED: FEBRUARY 12, 2007


/s/ MICHELLE HOLMES
-----------------------------
Michelle Holmes


                                Page 6 of 8 Pages

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CUSIP No. 70705P 10 5
                                INDEX TO EXHIBITS


         Exhibit              Description
         -------              -----------

            A Written agreement relating to the filing of a joint statement by KC Holmes and Michelle Holmes as required by Rule 13d-1(k) under the Securities Exchange Act of 1934


                                Page 7 of 8 Pages

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CUSIP No. 70705P 10 5

                                    EXHIBIT A

                                    AGREEMENT

         The undersigned agree that this Schedule 13G of KC Holmes and Michelle Holmes relating to the shares of Common Stock of Penge Corp., shall be filed on behalf of each of the undersigned.


DATED: FEBRUARY 12, 2007
       -----------------------


/s/ KC HOLMES
------------------------------
KC Holmes


DATED: FEBRUARY 12, 2007
       -----------------------


/s/ MICHELLE HOLMES
------------------------------
Michelle Holmes


                                Page 8 of 8 Pages